Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description sets forth certain material terms and provisions of the securities of Custom Truck One Source, Inc. (the “Company,” “we,” “us” or “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, which are incorporated herein by reference. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

As of March 4, 2025, we had one class of securities registered under Section 12 of the Exchange Act: our common stock (the “common stock”), par value $0.0001 per share.
General

Common Stock

Our certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Holders of common stock do not have any conversion, preemptive or other subscription rights, and there will be no sinking fund or redemption provisions applicable to the common stock.
The rights, preferences and privileges of the holders of common stock are subject to those of the holders of any shares of preferred stock we may issue in the future.
Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock (the "preferred stock") par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to limitations prescribed by law, the board of directors is authorized at any time to:
•issue one or more series of preferred stock;
•determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock;
•determine the number of shares in any series; and
•determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:
◦determine whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;
◦determine the dividend rate or method for determining the rate;
◦determine the liquidation preference per share of that series of preferred stock, if any;
◦determine the conversion provisions applicable to that series of preferred stock, if any;
◦determine any redemption or sinking fund provisions applicable to that series of preferred stock;
◦determine the voting rights of that series of preferred stock, if any; and
◦determine the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.
The preferred stock, when issued, will be fully paid and nonassessable.
Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, unless otherwise provided by our certificate of incorporation. Our bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority in voting power of the issued and outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast (excluding abstentions and broker non-votes) is required to take action, unless otherwise specified by law, our bylaws, our certificate of incorporation or our Stockholders’ Agreement (as defined below). There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation

We have certain anti-takeover provisions in place as follows:
Staggered Board of Directors

Our certificate of incorporation provides that our board of directors is classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because the board is classified, directors may be removed only with cause by a majority of our outstanding shares.
Special Meeting of Stockholders

The DGCL provides that special meetings of our stockholders may be called by the board of directors. Our certificate of incorporation provides that, at any time when Platinum Equity Advisors, LLC (“Platinum”) and its affiliates collectively beneficially own, in the aggregate, at least 5% in voting power of the stock of the Company entitled to vote generally in the election of directors, the Chairman of the our board of directors shall call a special meeting of stockholders at the request of Platinum from time to time.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to, or mailed and received by the company secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting of stockholders (except that, with respect to Platinum’s nomination of directors, the reference to 90 days shall be 45 days); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the day occurring 90 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made. Such notice also must fulfill certain information requirements with respect to the stockholder delivering such notice and the matter proposed (or director candidate nominated) of which Platinum is partially exempt. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before the general meeting of stockholders or from making nominations for directors at our general meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our certificate of incorporate or bylaws or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery (or the federal district court for the District of Delaware or other state court of the State of Delaware, as applicable) having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States.
Business Combinations with Interested Stockholders

Our certificate of incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation contains provisions that will have a similar effect to Section 203, except that the certificate of incorporation provides that (i) Platinum; (ii) Energy Capital Partners, LLC, Energy Capital Partners II, LLC, Energy Capital Partners III, LLC, Energy Capital Partners Mezzanine, LLC, Energy Capital Partners IV, LLC, Energy Capital Partners Credit Solutions II, LLC, ECP ControlCo, LLC, Energy Capital Partners Holdings, LP, ECP Feeder, LP, and ECP Management GP, LLC; and (iii) Capitol Acquisition Management IV LLC and Capitol Acquisition Founder IV LLC (collectively, “Capitol”) and their respective direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of the Company’s voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
Our bylaws also permit us to secure insurance on behalf of any officer, director or employee or agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Stockholders’ Agreement

We are party to a Second Amended and Restated Stockholders’ Agreement (the "Stockholders' Agreement") dated April 14, 2023 with certain affiliates of Platinum, Capitol and Energy Capital Partners ("ECP").

The Stockholders’ Agreement provides that so long as Platinum beneficially owns 50% or more of our common stock, Platinum has the right to designate up to seven nominees for the election to our board of directors, three of which are required to be independent directors. In addition, while Platinum beneficially owns 50% or more of the outstanding shares of our common stock, the Stockholders’ Agreement does not restrict Platinum from nominating additional directors and soliciting stockholders outside of the Company’s proxy statement, subject to the rights of the other parties to the Stockholders’ Agreement. Platinum designee directors who are not independent directors (“Platinum Special Directors”) shall be entitled to a number of votes equal to the total number of directors (excluding the Platinum Special Directors) plus one, which votes shall be equally divided among Platinum Special Directors. For so long as Platinum beneficially owns less than 50% but more than 30% of our common stock, Platinum will have the right (but not the obligation) to designate any number of directors having one or two votes each, so long as the total number of votes of all such designees does not exceed the total number of votes constituting a majority of all votes of all directors minus one.

The number of Platinum Special Directors that Platinum is entitled to nominate decreases from four to one, and such director’s voting power decreases to one vote, if Platinum beneficially owns less than 30% but more than 4.5% of our common stock. All such rights to designate nominees, including independent directors, shall cease if Platinum fails to beneficially own more than 4.5% of our common stock.

The Stockholders’ Agreement further provides that (i) ECP will have the right to designate one nominee for the election to our board of directors so long as each beneficially owns at least 4.5% of our common stock, (ii) Capitol will have the right to designate one nominee for the election to our board of directors so long as it beneficially owns at least 50% of the common stock it held as of the April 1, 2021 and (iii) the chief executive officer of the Company shall hold a seat on our board of directors.

While Platinum beneficially owns 30% or more of our common stock and is the largest stockholder in the Company, Platinum, in its capacity as stockholder, will have consent rights over the following actions of the Company or any of its subsidiaries:
•entering into or effecting a change in control;
•entering into agreements providing for the acquisition or divestiture of assets or equity security of any person, with aggregate consideration in excess of $50 million;
•entering into any joint venture or similar business alliance having a fair market value in excess of $50 million;
•any liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding;
•any material change in the nature of the business;
•share repurchases, except for repurchases pursuant to a repurchase plan or certain repurchases from employees which are approved by our board of directors;
•declaration of dividends or reclassification of equity securities or securities convertible into equity securities;
•incurrence of indebtedness for borrowed money in an aggregate principal amount in excess of $50 million, other than borrowings under the existing revolving credit facility;
•granting of security interests or guaranties other than in the ordinary course;
•terminating or hiring the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer;
•amendment of our certificate of incorporation or bylaws;
•designation of any class of stock;
•any issuance of equity securities or rights to acquire equity securities, other than equity issued pursuant to employee equity plans that shall have been approved by the our board of directors;
•establishment or change of employee incentive plans;
•changes to accounting policies other than required in accordance with generally accepted accounting principles, and any material tax elections;
•hiring or terminating of principal outside counsel or auditor; and
•entering into any contracts not specifically listed above involving aggregate payments to or by the Company in excess of $50 million per annum.

Pursuant to the terms of the Stockholders’ Agreement, certain shares of common stock held by ECP and Capitol continue to be designated “Earnout Shares” and such Earnout Shares are subject to restrictions on (i) transfer of such shares of common stock and (ii) forfeiture of such shares of common stock tied to both time and performance that the other shares of common stock are not subject to.

If, at any time while Platinum beneficially owns more than 50% of the common stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of common stock to a third party on arm’s length terms, including shares of common stock owned by ECP, Capitol or certain members of management of the Company (the “Drag Shares”), and (i) such sale proposal, if consummated, would result in a change in control of the Company (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Company (a “Required Sale”), then Platinum may deliver a written notice with respect to such sale proposal at least 10 business days prior to the anticipated closing date of such Required Sale to ECP or Capitol and the applicable members of the Company’s management requiring them to sell or otherwise transfer their shares of common stock to the proposed transferee.

Any acquisition proposal by Platinum (or an affiliate thereof) or any acquisition in which Platinum does not receive the same form of consideration as the other stockholders of the Company will, in each case, require approval by both (i) a majority of the disinterested directors or a special committee of independent directors and (ii) while ECP owns 5% or more of the shares of common stock on a fully diluted basis (calculated using the treasury stock method), a majority of the Company’s stockholders that are independent of Platinum and otherwise disinterested.

Platinum, ECP, and Capitol will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the shares of common stock held by them, subject to certain conditions set forth therein.
The Company agreed to certain indemnification rights for the benefit of Platinum, ECP, Capitol, and certain of their representatives and affiliates in connection with their purchase or ownership of Company equity interests or their involvement in litigation in their capacity as a stockholder of the Company (or as a representative or affiliate of any of Platinum, ECP, or Capitol as the case may be).

On January 30, 2025, ECP sold all of the shares of the Company held by them, and forfeited its right to any Earnout Shares. As a result, ECP ceased to be a party to the Stockholders’ Agreement.